                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2009

                         Commission file number: 0-30394

                                  METALINK LTD.
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                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos.
333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

                                    CONTENTS

Q2 2009 FINANCIALS

On September 8, 2009, Metalink Ltd. (the "Company" or "we") issued a press release announcing its financial results for the second quarter of 2009 and an amendment of its short term secured loan agreement with an institutional investor, attached as Exhibit 99.1 hereto and incorporated herein by reference.

AMENDMENT TO LOAN AGREEMENT

On September 8, 2008, the Company entered into a Loan Agreement (the "Loan
Agreement") with an institutional investor (the "Lender"). Pursuant to the Loan
Agreement, the Lender agreed to extend to the Company a senior secured loan of
$3.5 million at the first closing (the "First Loan"), which occurred on
September 9, 2008, and, at the request of the Company, an additional senior secured loan of up to $4.5 million (the "Second Loan"), at a second closing, to occur not prior to 80 days, and not later than 110 days after, the first closing date.

On December 31, 2008, the Loan Agreement was amended such that, among other things, the Second Loan will be provided in two tranches of $2,250,000 each. The first tranche was provided on January 2, 2009, such that Metalink has drawn down a total of $5.75 million under the Loan Agreement.

On September 6, 2009, the Company entered into a second amendment to the Loan
Agreement (the "Second Amendment"), whereby the maturity date was extended from
September 9, 2009 to March 9, 2010. As part of the Second Amendment, Metalink will immediately repay the Lender $2 million out of the outstanding $5.75 million. Metalink also agreed that the repayment amount will be between 105% and
115% of the $3.75 million balance of the loan amount, depending on the timing of the repayment (interest at the annual rate of 10% will continue to accrue on the original amount outstanding). Pursuant to the Second Amendment, the exercise price of 1,165,000 warrants that were previously issued to the lender was adjusted from $0.50 to $0.03 per share.

A COPY OF THE PRESS RELEASE ANNOUNCING THE TRANSACTION AND THE SECOND AMENDMENT
ARE ATTACHED HERETO AS EXHIBITS 99.1 AND 99.2 AND ARE INCORPORATED HEREIN BY
REFERENCE. THE FOREGOING IS A SUMMARY OF THE TERMS OF THE SECOND AMENDMENT AND
IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF EACH OF THOSE
DOCUMENTS AS WELL AS TO LOAN AGREEMENT AND THE ANCILLIARY DOCUMENTS THERETO,
COPIES OF WHICH ARE FILED AS EXHIBITS TO THIS REPORT.

EXHIBITS

99.1 Press Release, dated September 8, 2009.

99.2 Second Amendment to Loan Agreement, dated September 6, 2009.

99.3 Form of Loan Agreement between the Registrant and certain investors; filed as Exhibit 99.2 to the Registrant's Current Report on Form 6-K, filed with the
SEC on September 9, 2008, and incorporated herein by reference.

99.4 Form of Note issued to certain investors; filed as Exhibit 99.3 to the
Registrant's Current Report on Form 6-K, filed with the SEC on September 9,
2008, and incorporated herein by reference.

99.5 Form of Warrant to purchase Ordinary Shares issued to certain investors;
filed as Exhibit 99.4 to the Registrant's Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

99.6 Form of Israeli Security Agreement between the Registrant and certain investors; filed as Exhibit 99.5 to the Registrant's Current Report on Form 6-K,
filed with the SEC on September 9, 2008, and incorporated herein by reference.

99.7 Form of U.S. Security Agreement between the Registrant and certain investors; filed as Exhibit 99.6 to the Registrant's Current Report on Form 6-K,
filed with the SEC on September 9, 2008, and incorporated herein by reference.

99.8 Form of Subsidiary Guarantee between the Registrant and certain investors;
filed as Exhibit 99.7 to the Registrant's Current Report on Form 6-K, filed with the SEC on September 9, 2008, and incorporated herein by reference.

99.9 Form of Amendment to Loan Agreement between the Registrant and certain investors; filed on Form 6-K filed with the SEC on January 5, 2009, and incorporated herein by reference.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: September 8, 2009                                  By: /s/ Yuval Ruhama
                                                         -----------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer